Exhibit 99.1
Filed by Pacific Premier Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: GrandPoint Capital, Inc.
SEC Registration Statement No.: 333-

Pacific Premier Bancorp
February 12, 2018, 11:00 a.m. Eastern

Pacific Premier Bancorp
Conference Call
February 12, 2018 at 11:00 a.m. Eastern

CORPORATE PARTICIPANTS Steven Gardner, Chairman and CEO Ron Nicolas, Chief Financial Officer

PRESENTATION

Operator
Good day and welcome to the Pacific Premier Bancorp Conference Call. All participants will be in listen‑only mode. Should you need assistance, please signal a conference specialist by pressing the star key, followed by zero. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press star, then one on your touchtone phone. To withdraw your question, please press star, then two. Please note this event is being recorded.

I would now like to turn the conference over to Steve Gardner, Chairman and CEO of Pacific Premier Bancorp. Please go ahead.

Steven Gardner
Thank you, Nicole. Good morning, everyone. I appreciate you joining us today. As you’re all aware, earlier this morning we announced the signing of a definitive agreement to acquire Grandpoint Capital. I’m going to walk through the details of the transaction, and then Ron Nicolas and I will open up the call to questions.

There’s a slide presentation about the transaction that I will be speaking to, and you can find that on the front page of our Investor Relations website at www.ppbi.com, if you haven’t already downloaded it. We have our customary cautionary statement regarding forward‑looking remarks at the beginning of the slide deck, and I encourage you to read through those.

I’m going to start with Slide 2 of the investor presentation and begin there. As you know, with our acquisition of Plaza Bancorp in late 2017, we expanded our franchise into the Los Angeles market, which was an important part of our long‑term strategic plan. Heading into this year, we had a number of objectives that we wanted to accomplish with our M&A strategy, two of which we’ve been able to achieve with the acquisition of Grandpoint.

First, we wanted to strengthen and build upon our presence in the Los Angeles market, and, second, we wanted to surpass the $10 billion asset threshold in a meaningful way so that we can further increase our operating leverage. From our perspective, Grandpoint is a logical continuation of our acquisition strategy and matches the criteria that we have looked for in our transactions. It’s a business bank with an attractive low‑cost deposit base with more than $2 billion of non‑maturity deposits. They have a history of solid asset quality. It also has a talented group of commercial relationship bankers that have a strong client base and a proven ability to generate organic growth. And this transaction will provide a significant level of synergies that we believe will drive higher returns for the combined company.

Following this transaction, Pacific Premier will be a commercial bank with nearly $12 billion in assets and a strong position in some of the most attractive markets in the country, which we believe further enhances the scarcity value of our franchise. When we pursue acquisition targets, we have a highly disciplined process and methodology in how we analyze, price, and structure each transaction. We seek out banks that have solid deposit franchises that operate similar relationship‑based business models. From a financial perspective, this transaction meets the metrics we have established when we consider any acquisition. The transaction is structured as 100 percent stock and yet will be immediately accretive to EPS and will have a relatively short tangible book value earnback of just 1.2 years.

Turning to Slide 3, we provide an overview of Grandpoint’s franchise. Grandpoint has a business banking focus that’s most reflected in the quality of their deposit base, which is over 40 percent non‑interest bearing demand and nearly 90 percent non‑maturity transactional deposits. They are a profitable institution that has solid asset quality. They have a total of 14 branches, with their largest market being in Los Angeles County. Grandpoint and Pacific Premier have complementary branch networks that solidifies our Southern California presence. They also have three branches in Arizona and one in Vancouver, Washington, from which they serve the Greater Portland, Oregon market. The addition of Grandpoint will substantially increase our market share in both Los Angeles and San Diego Counties, while giving us our initial footholds in Arizona and Washington.

On Slide 4, we have an overview of the transaction structure and the assumptions we are modeling. The transaction is 100 percent stock at a fixed exchange ratio, with an aggregate transaction value of approximately $641 million. Given the overall attractiveness of the Grandpoint franchise, we believe that an 18.7 earnings multiple and 212 percent of tangible book per share are attractive multiples for an organization of this scale and quality. If you use the median consensus analysts’ estimates as a baseline, we are expecting the deal to be 4.6 percent accretive to EPS in 2018 and 8.6 percent accretive to EPS in 2019. The transaction will be slightly dilutive to tangible book value, but we expect to earn that back in a little over one year. We expect the transaction to close early in the third quarter of this year, while we estimate that the total cost savings will be approximately 40 percent of Grandpoint’s non‑interest expense.

On Slide 5, we summarize the loan and deposit mix of each organization and include proforma for the combined institution. Our loan portfolio will remain well diversified, with an attractive yield of 5.26 percent. As we’ve done in the past, we will actively manage the composition and concentration levels within the loan portfolio through a number of techniques. Grandpoint had a cost to deposits of 34 basis points at the end of 2017. As I previously mentioned, they have an attractive deposit base, with 89 percent non‑maturity deposits and 46 percent in non‑interest bearing.

During 2017, Grandpoint established a specialty deposit group that has contributed nicely to building checking account balances, and we look forward to investing in and expanding that team. On a proforma basis, this will bring the combined entities’ non‑interest bearing deposits to more than 39 percent of total deposits.

Turning to Slide 6, we highlight that this combination further strengthens our scarcity value. As a result of this transaction, we will become the second largest publicly‑traded bank headquartered in Southern California, excluding the ethnic‑focused institutions. We will have built an enviable position in some of the strongest economic MSAs and most attractive banking markets in the country, which we believe enhances the value of our franchise.

Slide 7, we summarize and provide some concluding thoughts. This transaction is well aligned with the strategy we’ve communicated for the past several years in terms of the type of franchise we are building and the geographic markets that we want to operate in. We’re further enhancing our relationship‑based business banking franchise, generating greater operational scale and increased efficiencies as a larger organization. From a geographic perspective, it strengthens our positioning in a market that is important to our long‑term growth. With the greater presence we will have throughout Southern California, we will be in a better position to attract additional talent, grow our client base, and increase our market share, and we’re adding a presence in attractive markets in Arizona and Washington.

Over the past two years, we’ve talked about the investments we are making in our organization and infrastructure as we prepare to cross the $10 billion threshold. We’ve added talent to strengthen and deepen our executive and senior management team to ensure our internal control environment and enterprise‑risk management team is operating at a level expected of a larger regional banking organization. This transaction will enable us to continue to effectively leverage those investments.

In summary, we have a successful history of generating shareholder value through effectively executing on our M&A strategy. With each deal we have done, our process for integrating the team, converting the systems and client base, has and will continue to improve. This has enabled us to create value and deliver earnings growth that we anticipate for each of our acquisitions, and we believe this transaction will be another opportunity for us to profitably invest our capital in a way that will enhance the scarcity value of our franchise and put us in a stronger position to evaluate all options in the future in the best interests of our shareholders.

We have some additional financial details in the Appendix, but, with that, we would be happy to answer any questions you may have. Nicole, could you please explain to the listeners how to get into the queue.

QUESTIONS AND ANSWERS

Operator
Certainly. We will now begin the question‑and‑answer session. To ask a question, you may press star, then one on your touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press star, then two.

Our first question comes from Matthew Clark of Piper Jaffray. Please go ahead.

Matthew Clark
Hi, good morning.

Steven Gardner
Hi, Matthew

Ron Nicolas
Good morning.

Matthew Clark
I’m curious what the types of underlying growth assumptions you have for Grandpoint, whether or not you’re assuming any attrition as well going forward.

Steven Gardner
Go ahead, Ron.

Ron Nicolas
Sure. Matthew, of course with every acquisition, initially out of the gate, there is a little bit of attrition with respect to both the loans and the deposits, that is part of our baseline assumption, but we’ve utilized the growth rates that Grandpoint has experienced over the past few years in our proforma financials.

Matthew Clark
Okay. And in terms of the accretion that you’re coming up with, I’m assuming that’s using the lower tax rate with tax reform, something closer to 27 percent. Is that fair?

Stephen Gardner
That is correct.

Ron Nicolas
Yes, we had guided earlier last week on the earnings call that we expect a tax rate for 2018 to be in the range of between 26 and 28 percent.

Matthew Clark
Okay. I’m wondering what your expansion plans are for now that you’re in Arizona and just outside of Portland - Vancouver, Washington. What are your plans for those parts of the footprint now, and maybe just an update on your deal at this stage.

Steven Gardner
Sure. We are looking to convert the systems of Plaza here in early May, and then, in addition, we’ll be working towards integrating the Grandpoint team into Pacific Premier. The system conversion for Grandpoint is scheduled for the weekend of October 19 through the 21st I think with that, we have plenty on our plate that the team is going to be focused on executing. We’re well positioned, we’ve been hiring ahead of this acquisition to ensure, again, that we’ve got the people in the right place to make this a very smooth transition. At the same time, we’ll continue to look at the various markets that we’re in and see where they may be attractive opportunities for future M&A, but I would think at this point, we’re going to be very focused on getting this transaction closed and the teams integrated and then systems converted.

Matthew Clark
Okay, great. Thank you.

Operator
Our next question comes from Jackie Bohlen of KBW. Please go ahead.

Jackie Bohlen
Hi, guys, good morning.
Steven Gardner
Good morning.

Ron Nicolas
Good morning, Jackie.

Jackie Bohlen
I wondered if you could provide a strategic update on what your plans are for the Arizona and Portland Metro Area markets and how you see growth progressing there and what your appetite would be like - understanding that, M&A tomorrow is not necessarily what you’re looking at, but what you might be thinking in the future once you’ve had a chance to convert both the acquisitions.

Steven Gardner

Sure. I think that both are growing, dynamic markets that have strong underlying economics that are driving them. Certainly, we’ve seen a nice comeback in Phoenix, Tucson, and the entire state following the Great Recession. Obviously, the Pacific Northwest is seeing very strong economic growth as well, and we will be open to opportunities as they arise in the future.

Jackie Bohlen
Might Portland be a stepping stone into the Seattle market?

Steven Gardner
The entire Pacific Northwest is attractive to us, and we’ve shared that with investors in the past, and it’s something we would certainly consider and be open to.

Jackie Bohlen
Okay. And can you just provide us with a refresher on some of the main Western metro areas that you continue to have an interest in?

Steven Gardner
Certainly. Obviously, we wanted to, and we will, surpass $10 billion with this acquisition, by remaining principally focused on California. As we move forward, though, certainly the Pacific Northwest, I’ve said before, has some very attractive markets along the Rocky Mountain Range and then down into the Southwest, are all areas that are attractive to us. At this point, though, we are going to be highly focused on getting this transaction closed and then potentially looking at other markets as well.

Jackie Bohlen
Okay, thanks Steve. And then just my last one. Does this have an impact on the loan growth expectations for 2018 that were discussed on the conference call just now that you’re significantly larger?

Steven Gardner
Those are still our expectations for our standalone organic growth. Certainly, that will be something that we reassess as we integrate the two teams. As I mentioned, we’re certainly going to look at the concentration levels in the combined portfolio and give due consideration to various techniques that we could employ to reduce some concentrations where they may exist.

Jackie Bohlen
Okay, great. Thanks for all the color.

Operator
Our next question comes from Gary Tenner of D.A. Davidson. Please go ahead.

Gary Tenner
Thanks. Good morning, guys. Congratulations on the deal.

Steven Gardner
Thanks, Gary.

Gary Tenner
I wanted just to talk about the loan mix a little bit and the yields. Even x the accretion that you all had in the fourth quarter, your loan yields are almost 50 basis points higher than Grandpoint. I assume at least part of that is given their larger multifamily book of business, but When you talk about the multifamily business, maybe (A) I guess the pricing dynamics overall on Grandpoint’s lending and then, number two, is multifamily an area that you might look at in terms of freeing up some funding for kind of the core C&I growth?

Steven Gardner

I think that’s very much the case. The yields on their portfolio are reflective of a pretty conservative credit culture. We benefit, obviously, from some of the specialty lines of business that we have. We’ll continue to look to grow those in the future. Certainly, multifamily pricing as we’ve talked about, is highly competitive and relatively low from our perspective, and that very well could be an area that we see reductions as far as the concentration levels go in the future. It is a very attractive product type from a credit perspective, there’s no question about that, but we think we can originate some higher yielding products elsewhere.

Gary Tenner
Okay, thanks. The second question, in terms of the expense savings on the deal, are you thinking of them net of any incremental expense to go over $10 billion? Obviously, you’ve been working on that for some time and you’ve talked about the progress you’ve made in terms of spend related to the $10 billion business. Is there any incremental that’s netted out against your assumed savings?

Steven Gardner
Yes, Gary. They are net of the incremental build for the $10 billion. If you will, that $10 billion was already embedded in our standalone projections moving forward, and we made comment to that end at our last earnings call.

Ron Nicolas
The way we think about it, Gary, is at this point, we think we’re somewhere in the neighborhood of 80, 85 percent, maybe even more, through that spend on the people that we have brought onboard. There’s a little bit more to finalize that, principally around bringing DFAST inhouse, but I would say that we’re substantially complete in virtually all of the other areas.

Gary Tenner
All right. Thank you very much.

Operator
Once again, if you have a question, please press star, then one. Our next question comes from Andrew Liesch of Sandler O’Neill. Please go ahead.

Thomas Gagan
Good morning, this is Thomas Gagan on for Andrew today.

Steven Gardner
Hi, Thomas.

Ron Nicolas
Hi.

Thomas Gagan
In the presentation, you mentioned that the interchange fees are expected to have an immaterial impact, and deposit charges are pretty modest anyway, but do you expect a hit to the interchange revenue?

Steven Gardner
Pretty de minimis if there is one. We do not generate a lot of interchange fee income today, roughly $2½ million on an annualized basis, really owing to the fact that our client base is predominantly small and middle market businesses, and over time we actually see it as a potential opportunity to grow that fee income.

Thomas Gagan
Okay, great. Thanks for the color on that. And then just looking at the proforma TCE ratio, it looks like it’s 9.3 percent, and it should grow pretty quickly from the accretion of the deal. Do you guys have kind of a level of capital where you want to be going forward? Do you plan to deploy it through the access through deals and organic growth, or do dividends become a possibility?

Steven Gardner
Sure. The Board management, we’re actively assessing and analyzing capital management. Historically, the excess capital that we’ve generated, we’ve been able to profitably invest it in both acquisitions and our own organic growth. Simply because of the law of larger numbers here, we’re already approaching the point where our capital generation is going to be outstripping our ability to grow the balance sheet absent future acquisitions, and at that point, we would look to begin to return capital to shareholders. For us, the capital ratios really that is the primary regulator for us is total risk‑based capital. That’s owing to the fact that our balance sheet and loan portfolio is predominantly in 100 percent risk‑rated assets, again as a business bank, and the fact that we’ve historically run the business at close to 100 percent loan‑to‑deposit ratio. And, thus, we’ve been running at fairly high levels from a leveraged TCE standpoint. We’re very comfortable with where we are there, but it is principally the total risk‑based capital ratio that will limit us, if there is a limit, on returning capital.

Thomas Gagan
Okay, great. And then just one more, just kind of looking at potential acquisitions going forward, is there a certain kind of asset size of a deal that doesn’t make sense because it’s too small going forward?

Steven Gardner
Well, certainly I had said prior to us announcing the Grandpoint acquisition, that the minimum size we would look at is a billion dollars. I would still say that if an attractive infill opportunity of a quality business‑focused franchise became available sometime in 2019, that might be something that we’d look at, but certainly it would need to provide the benefits that we’re looking for as far as from a return standpoint and further enhance the franchise value.

Thomas Gagan
Great. Thanks for answering my questions. I’ll step back from here.

Operator
Our next question comes from Tim Coffey of FIG Partners. Please go ahead.

Tim Coffey
Good, thank you. Morning, gentlemen.

Steven Gardner
Hi, Tim.

Tim Coffey
Hi. From an ability to leverage your expense base out of this deal, do you have any expectations for where overhead ratio could be for 2019? It’s been on a core basis, in kind of the mid 2 percent range. Could we see it get into the low 2 percent range?

Steven Gardner
We’ll see. 2019 is a ways out. We’ve got a lot of work ahead of us, Tim. That expense ratio has come down over time. We certainly expect to be operating more efficiently in the future, and so we’ll see. We’ll have some better clarity here as we move through the year and we get some of this work behind us.

Tim Coffey
Okay. All right. That was my only question. Thank you.

Operator
Our next question comes from Don Worthington of Raymond James. Please go ahead.

Don Worthington

Thank you. Good morning.

Steven Gardner
Hey, Don.

Don Worthington
I guess I just had one question, and, if I missed it, I apologize, but did you disclose what the loan mark was estimated to be on Grandpoint’s portfolio?

Ron Nicolas
That was estimated to be 1.4 percent, Don. That’s a combined credit and rate mark, and that is not inclusive of the reverse of the ALLL.

Don Worthington
Okay, great. All right. Thanks, Ron, that’s all I had.

Ron Nicolas
You’re welcome.

Steven Gardner
Very good. Thanks, Don.

Operator
Our next question is a follow-up from Matthew Clark of Piper Jaffray. Please go ahead.

Matthew Clark
Just wanted to get you guys to quantify the private equity ownership of Grandpoint currently and what their intentions might be more recently.

Steven Gardner
Yeah, as you may be aware, Grandpoint was founded by various private equity firms here a number of years ago. We have with this transaction, tied up about 90 percent of the vote here in increments and from the private equity firms. How each one of those individual firms manages their position will be up to them. We would expect they’d have varying viewpoints along the way.

Matthew Clark
Understood. Okay, thank you.

Operator
We show no further questions. I would like to turn the conference back over to Mr. Gardner for any closing remarks.

CONCLUSION

Steve Gardner
Thank you, Nicole, and thank you all for joining us this morning. If you have any other questions, please feel free to give either Ron or myself a call, and we would be happy to talk with you. Have a great day.

Operator
The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.